Exhibit 99.1

August 20, 2014

Dear Shareholders,

The Board of Directors, with three new, actively involved members, would like to offer our initial impressions of BIO-key, the market and opportunities ahead.

As the Board, we are honored to be with one of the original biometric technology companies, founded in 1993. Over the years, virtually every industry observer believed that “next year” would be the year that biometrics would finally gain traction. As we have seen, the market for commercial biometric solutions has not developed as fast as we and other industry participants would have liked. BIO-key has been through many iterations in structure, including acquisitions and divestitures, and through all of those changes BIO-key has survived to be the only stand-alone publicly traded biometric software company in the market.

It has come to the Board’s attention that there is a shareholder concern that BIO-key’s performance is due to the result of poor executive leadership. While there is always room for improvement, we believe BIO-key is in a good position for success and the leadership team is making the changes to adapt to the evolving market opportunities.

Since the new Board formation, we have recommended and management has launched modern web marketing programs with a new Search Engine Optimization campaign and instituted a 30 day sales pipeline forecast review process to insure tighter management of our business. As we review the product development and business growth opportunities, we will continue to make suggestions to management to dominate the biometrics market and maximize shareholder value. Also, with regard to our capitalization, we plan to affect a reverse split in the third or early fourth quarter to reduce the number of shares outstanding and ultimately attract new institutional investors.

Many of our investors and followers have a lengthy history with the Company. We appreciate and thank you for your loyalty and commitment and look forward to sharing additional information after the close of the fiscal year.

Sincerely,

Board of Directors

BIO-key International, Inc.

Additional Information and Where to Find It

This letter may be deemed solicitation material in respect of a reverse stock split by the Company. In connection with any proposed reverse stock split, the Company will file a proxy statement with the Securities and Exchange Commission (the “SEC”) and furnish such proxy statement to the Company’s stockholders. BEFORE MAKING ANY VOTING DECISION, THE COMPANY’S STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ANY PROPOSED REVERSE STOCK SPLIT. The proxy statement that will be filed by the Company with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request to: BIO-key International, Inc. 3349 Highway 138, Building A, Suite E, Wall, NJ 07719, Attn: Investor Relations (651) 789-6116.

Participants in the Solicitation

The Company and its directors, executive officers and other members of management and employees of the Company may be deemed “participants” in the solicitation of proxies from stockholders of the Company in connection with any proposed reverse stock split. Information about the Company’s executive officers and directors is set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2013 and the Company’s other filings with the SEC.